UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TMSR Holding Company Limited
(Name of Company)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

87266C 109
(CUSIP Number)

Bangjie Zhou A-101 98 Huanghai Road TEDA Tianjin 300457 China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 87266C 109

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Bangjie Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China
	7	SOLE VOTING POWER

NUMBER OF		702,073
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		702,073
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

702,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.17% (1)(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 11,374,815 shares of common stock outstanding as of February 23, 2018.

(2)	These shares were issued to First Affluence Limited, where Bangjie Zhou serves as the sole director and therefore is the beneficial owner of these shares.

CUSIP Number: 87266C 109

1	NAME OF REPORTING PERSON

First Affluence Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China
	7	SOLE VOTING POWER

NUMBER OF		702,073
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		702,073
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

702,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.17% (1)(2)
14	TYPE OF REPORTING PERSON

CO

(1)	Percentage is calculated on the basis of 11,374,815 shares of common stock outstanding as of February 23, 2018.

(2)	These shares were issued to Hopeway International Enterprises Limited, where Jiazhen Li serves as the sole director and therefore is the beneficial owner of these shares.

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of First Affluence Limited, a British Virgin Island company (“First Affluence”) and Bangjie Zhou, the sole director and sole shareholder of First Affluence (collectively, the “Reporting Persons”), relating to common stocks of $0.0001 Par Value (the “Common Stocks”) of TMSR Holding Company Limited, a Delaware company (the “Issuer” or the “Registrant”).

Specifically, this Schedule 13D relates to 702,073 shares of the Common Stocks of the Issuer that First Affluence acquired in the business combination (“Business Combination”) consummated on February 6, 2018 pursuant to certain Share Exchange Agreement (the “Share Exchange Agreement”), dated as of August 28, 2017, by and among by and among (i) the Issuer; (ii) Zhong Hui Holding Limited, a Republic of Seychelles registered company, in the capacity under the Share Exchange Agreement as the Purchaser Representative (including any successor Purchaser Representative appointed in accordance therewith, the “Purchaser Representative”); (iii) China Sunlong Environmental Technology, Inc., a Cayman Islands business company with limited liability ( “Sunlong”); (iv) each of the shareholders of Sunlong named on Annex I of the Share Exchange Agreement (collectively, the “Sellers”); and (v) Chuanliu Ni, a Chinese citizen who is the Chief Executive Officer and director of Sunlong, in the capacity as the representative for the Sellers in accordance with the terms and conditions of this Share Exchange Agreement (the “Seller Representative”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share of TMSR Holding Company Limited, a Nevada corporation, whose principal executive office is located at A-101 98 Huanghai Road TEDA, Tianjin, 300457, China.

Item 2.	Identity and Background.

This Statement is jointly filed by Bangjie Zhou and First Affluence. The principle occupation of Bangjie Zhou is bring the sole director and sole shareholder of First Affluence.

The resident address of the Bangjie Zhou is at A-101 98 Huanghai Road TEDA, Tianjin, 300457, China. Bangjie Zhou is a citizen of People’s Republic of China (PRC). The principal business of First Affluence is to be a shareholder of the Issuer.

The business address of First Affluence is at P. O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. First Affluence is a British Virgin Island company.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On February 6, 2018, the issuer consummated the previously announced business combination (the “Business Combination”) following a special meeting of stockholders (the “Special Meeting”) where the stockholders of the Issuer considered and approved, among other matters, a proposal to adopt that certain Share Exchange Agreement. Pursuant to the Share Exchange Agreement the issuer acquired from the Sellers all of the issued and outstanding equity interests of Sunlong in exchange for 8,995,428 newly-issued shares of common stock (“Exchange Shares”) of the Company to Sellers with 899,543 of the Exchange Shares (the “Escrow Shares”) being held in escrow and subject to forfeiture (along with dividends and other earnings otherwise payable with respect to such Escrow Shares) in the event that an indemnification claim is successfully brought under the Share Exchange Agreement against the Issuer. As a result of the Business Combination, the Sellers, as the former shareholders of Sunlong, became the controlling shareholders of the Company and Sunlong became a subsidiary of the Company. First Affluence, as one of the Sellers, acquired 702,073 shares of the Issuer at the closing of the Business Combination.

Item 4.	Purpose of Transaction.

Escrow Shares

The Escrow Shares are being held in an escrow account maintained by a mutually agreed escrow agent (the “Escrow Agent”). While the Escrow Shares are held in escrow, any dividends and other distributions otherwise payable with respect to the Escrow Shares will be held back by the Issuer and not paid until the Escrow Shares are released from escrow to the Sellers, but the Sellers will be entitled to vote the Escrow Shares. The Exchange Shares, including the Escrow Shares, were allocated among the Sellers pro-rata based on each Seller’s ownership of Sunlong prior to the Business Combination. The Reporting Persons, assuming no indemnification claim is successfully brought under the Share Exchange Agreement against the Issuer, are entitled to 70,207 Escrow Shares, which are included in the calculation of the 702,073 Common Stock that the Reporting Persons beneficially own.

In the event the Issuer does not meet certain adjusted net income targets in either 2016, 2017 and 2018, then the Reporting Persons will not be entitled to receive the applicable year’s Escrow Shares and will forfeit any right to such Escrow Shares with respect to such earn out year. Earn out targets and provisions governing the receipt of Escrow Shares is governed by the Share Exchange Agreement filed with the Securities and Exchange Commission on the Issuer’s Current Report on Form 8-K on September 1, 2017.

Registration Rights Agreement

Upon closing of the Business Combination, Issuer entered into a Registration Rights Agreement with the Reporting Persons and other Sellers and the Purchaser Representative (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sellers hold registration rights that obligate us to register for resale under the Securities Act, all or any portion of the Exchange Shares (as defined in the Share Exchange Agreement) so long as such shares are not then restricted under the Lock-Up Agreement. Sellers holding a majority-in-interest of all Exchange Shares then issued and outstanding will be entitled to make a written demand for registration under the Securities Act of all or part of the their Exchange Shares (up to a maximum of three demands in total), so long as such shares are not then restricted under the Lock-Up Agreement (defined below). Subject to certain exceptions, if any time after the closing of the Business Combination, Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, Issuer shall give notice to the Sellers as to the proposed filing and offer the Sellers holding Exchange Shares an opportunity to register the sale of such number of Exchange Shares as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers holding Exchange Shares will be entitled under the Registration Rights Agreement to request in writing that Issuer register the resale of any or all of such Exchange Shares on Form S-3 and any similar short-form registration that may be available at such time.

Lock-Up Agreement

Upon closing of the Business Combination, each Seller, including the Reporting Persons, entered into a Lock-Up Agreement with Issuer and the Purchaser Representative (“Lock-Up Agreement”), with respect to their Exchange Shares received in the Business Combination. In such Lock-Up Agreement, each Seller agrees that such Seller will not, from the closing of the Business Combination until the first anniversary of the closing (or if earlier, the date on which Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Issuer’s shareholders having the right to exchange either equity holdings in us for cash, securities or other property), (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of its Exchange Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Exchange Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Each Seller further agrees that the Escrow Shares as defined in the Share Exchange Agreement will continue to be subject to such transfer restrictions until they are released from the escrow account. However, each Seller will be allowed to transfer any of its Exchange Shares (other than the Escrow Shares while they are held in the escrow account) by gift, will or intestate succession upon death of the Seller, pursuant to a court order or settlement agreement in connection with a divorce, or to any affiliate, to any immediately family members, trusts for the benefit of the Seller or its immediately family members, if the Seller is a trust, to the trustor or trust beneficiary, or as a liquidating distribution to limited partners or other equity holders, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-up Agreement.

Non-Competition and Non-Solicitation Agreements

Upon closing of the Business Combination, each Seller, including the Reporting Persons, entered into a Non-Competition and Non-Solicitation Agreement in favor of Issuer, Sunlong and their respective successors, affiliates and subsidiaries (referred to as the “Covered Parties”), (each, a “Non-Competition Agreement”), relating to the post-combination company’s business. Under the Non-Competition Agreements, for a period from the closing of the Business Combination to two years thereafter (or if later, the date on which the Seller, its affiliates or any of their respective officers, directors or employees are no longer directors, officers, managers or employees of Sunlong or its subsidiaries (the “Termination Date”)), each Seller and its affiliates will not, without Issuer’s prior written consent, anywhere in the PRC or any other markets in which, as of the closing, the Covered Parties are engaged or actively contemplating to become engaged in the Business (as defined below) as of the closing or during the restricted period, directly or indirectly engage in (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in) the business of (i) industrial solid waste recycling and comprehensive utilization, production, sales and leasing of environmental protection equipment whose main function is the separation and utilization of low grade/refractory mineral resources, development, transfer, consultation and services of environmental protection technology, and sells steel products, furnace refractory, fire resistant materials, construction materials, decorative materials and ore products, (ii) exchange services for wine and business consulting services, or (iii) multi-commodity exchange to offer on-shore commodity spot exchange services and off-shore commodity future exchange services (collectively, the “Business”). However, the Seller and its affiliates will be permitted under the Non-Competition Agreements to own passive portfolio company investments in a competitor, so long as the Seller and its affiliates and their respective shareholders, directors, officer, managers and employees who were involved with the business of Sunlong are not involved in the management or control of such competitor.

Under the Non-Competition Agreements, during such restricted period, the Seller and its affiliates will not, without Issuer’s prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of such time (or, if earlier, the Termination Date) or during the one year period prior thereto or otherwise interfere with the Covered Parties’ relationships with such persons, (ii) solicit or divert the Covered Parties’ customers as of such time (or, if earlier, the Termination Date) or during the one year period prior thereto relating to the Business or otherwise interfere with the Covered Parties’ contractual relationships with such persons, or (iii) interfere with or disrupt any Covered Parties’ vendors, suppliers, distributors, agents or other service providers for a purpose competitive with a Covered Party as it relates to the Business. Each Seller and its affiliates will also agree to not disparage the Covered Parties during the restricted period and to keep confidential and not use the confidential information of the Covered Parties.

Other than as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

(a)       The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 702,073 shares of common stock held by the Reporting Persons constituting 6.17% of the Issuer’s outstanding common stock.

(b)       The Reporting Persons hold sole power to dispose of the Shares.

(c)       Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Share Exchange Agreement, dated August 28, 2017 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed by the registrant on September 1, 2017)

Exhibit 99.2	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed by the Registrant on September 1, 2017)

Exhibit 99.3	Form of Lock-Up Agreement (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed by the Registrant on September 1, 2017)

Exhibit 99.3	Form of Non-Competition and Non-Solicitation Agreement (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed by the Registrant on September 1, 2017)

Exhibit 99.4	Escrow Agreement, dated as of February 6, 2018 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed by the Registrant on February 9, 2018).

Exhibit 99.5	Second Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed by the Registrant on February 8, 2018).

Exhibit 99.6	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2018

By:	/s/ Bangjie Zhou
Bangjie Zhou